BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2016

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Barrett & Company
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Barrett & Company (the Company) as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett & Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Barrett & Company's financial statements. The Supplementary Information is the responsibility of Barrett & Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 2, 2017

40 West ... eet, Suite 600 Providence, RI 02903 | P: 401.621.6200 F: 401.6... www.bfmm...com

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence	**RI**	**02903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville **(401)351-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name)*

40 Westminster Street	**Providence**	**RI**	**02903**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature _____

Title *Pres.*

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
     Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm
- ☒ (p) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

ASSETS		2016		2015
Cash	$	175,521	$	79,644
Receivables from clearing organizations		159,690		205,960
Securities owned, at market value		26,346		27,923
Furniture and office equipment, at cost, less accumulated				
depreciation 2016 $174,561; 2015 $168,339		18,584		24,806
Other assets		1,665		1,675
	$	381,806	$	340,008

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses	$	30,676	$	81,323
		30,676		81,323

CONTINGENCY		-		-

STOCKHOLDERS' EQUITY				
Common stock, no par value, 1,000 shares authorized,				
244 shares issued and outstanding		275,000		275,000
Additional paid-in capital		598,886		278,386
Retained deficit		(494,346)		(266,291)
		379,540		287,095
Less cost of treasury stock, 25 shares		(28,410)		(28,410)
		351,130		258,685
	$	381,806	$	340,008

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES		
Commissions	$ 2,783,743	$ 3,926,510
Loss on firm's securities trading accounts	(541)	(9,220)
Profits from underwriting and selling groups	-	22,750
Margin interest	70,584	81,985
Other revenue	127,820	126,542
	2,981,606	4,148,567
EXPENSES		
Stockholder officers' compensation and benefits	248,048	604,860
Employee compensation and benefits	1,796,793	2,582,817
Clearance charges paid to nonbrokers	159,593	173,728
Communications	165,934	172,878
Occupancy and equipment costs	186,854	188,889
Regulatory fees and expenses	407,529	54,076
Taxes, other than income taxes	105,019	131,088
Other operating expenses	139,891	239,957
	3,209,661	4,148,293
NET INCOME (LOSS)	$ (228,055)	$ 274

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2016 and 2015

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Deficit	Total Stockholders' Equity
Balances at January 1, 2015	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,565)	$ 258,411
Net income	-	-	-	-	274	274
Balances at December 31, 2015	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,291)	$ 258,685
Balances at January 1, 2016	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,291)	$ 258,685
Additional paid-in capital	-	-	320,500	-	-	320,500
Net loss	-	-	-	-	(228,055)	(228,055)
Balances at December 31, 2016	244	$ 275,000	$ 598,886	$ (28,410)	$ (494,346)	$ 351,130

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (228,055)	$ 274
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	6,222	6,906
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	46,270	(82,878)
Securities owned, at market value	1,577	12,125
Other assets	10	-
Increase (decrease) in:		
Accounts payable and accrued expenses	(50,647)	27,027
Net cash used in operating activities	(224,623)	(36,546)
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures	-	(8,101)
Net cash used in investing activity	-	(8,101)
CASH FLOWS FROM FINANCING ACTIVITY		
Additional paid-in capital	320,500	-
Net cash provided by financing activity	320,500	-
Net increase (decrease) in cash	95,877	(44,647)
CASH		
Beginning	79,644	124,291
Ending	$ 175,521	$ 79,644

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Barrett & Company (The Company), located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

<u>Income recognition</u>: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

<u>Marketable investment securities</u>: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

<u>Income taxes</u>: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authority upon examination.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management has determined there are no uncertain income tax positions.

Property, equipment and depreciation: Property and equipment are stated at cost.   Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2016 were $6,222 and $174,561, respectively, and for the year ended December 31, 2015, $6,906 and $168,339, respectively.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred.   There were no advertising costs for the years ended December 31, 2016 and 2015.

Note 2.   CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2016 did not exceed insurance limits.

Note 3.   NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS).   Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account.   The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

Note 3.   NFS AGREEMENT (CONTINUED)

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 4.   FAIR VALUE MEASUREMENT

The Company follows the guidance of GAAP, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with significant frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

  o Quoted prices for similar assets or liabilities in active markets;
  o Quoted prices for identical or similar assets or liabilities in markets that are not active;
  o Inputs other than quoted prices that are observable for the asset or liability;
  o Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 are unobservable inputs for the asset or liability.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 4.   **FAIR VALUE MEASUREMENT (CONTINUED)**

The following table sets forth by level, the Company's investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Money market	$ 22,348	$ -	$ -	$ 22,348
Distressed	765	-	-	765
Small core	1,546	-	-	1,546
Small value	1,573	-	-	1,573
Slow growth	114	-	-	114
	$ 26,346	$ -	$ -	$ 26,346

The following table sets forth by level, the Company's investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Money market	$ 12,774	$ -	$ -	$ 12,774
Distressed	1,779	-	-	1,779
Small core	3,809	-	-	3,809
Small value	2,560	-	-	2,560
Small growth	5,854	-	-	5,854
Slow growth	1,147	-	-	1,147
	$ 27,923	$ -	$ -	$ 27,923

Note 5.   **OPERATING LEASES**

The Company leases office space in Providence, Rhode Island, certain office equipment, and a vehicle under operating lease agreements. The Providence office space is leased from a related party (See Note 9). The various leases expire through November 2019. Total lease expense for the years ended December 31, 2016 and 2015 was $136,515 and $136,833, respectively.

At December 31, 2016, future minimum lease payments for the office space, equipment, and vehicle were as follows:

Years ending December 31	
2017	$ 127,723
2018	30,670
2019	8,649
	$ 167,042

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Note 6.   CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 7.   NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital and net capital requirements of $329,467 and $100,000, respectively. At December 31, 2015, the Company had net capital and net capital requirements of $229,364 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2016 and 2015 was 0.09 to 1 and 0.35 to 1, respectively.

Note 8.   STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2016 and 2015.

Note 9.   RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The Company's sole stockholder owns a 33% interest in the partnership. The space is leased under a noncancelable lease that expires in February 2018. Rent expense related to the lease amounted to $108,000 for the years ended December 31, 2016 and 2015.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Stockholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

Note 10. PENSION PLAN

The Company has a contributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one month of service and attained age 21 for employee deferrals. The Plan's assets are held by NFS. The Company has the discretion to match employee deferrals for those employees who have completed six months of service and attained age 21. The Company did not make profit sharing contributions in 2016 or 2015.

Note 11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

Note 12. CONTINGENCIES

The Company was a respondent in two FINRA arbitrations filed by former customers who alleged violations of federal and self regulatory rules and regulations. In the first case, the Company was found jointly and severally liable by the arbitration panel for compensatory damages totaling $267,890. The Company resolved and settled the second case for $105,000 prior to the arbitration hearing. A notice of dismissal was filed with FINRA Dispute Resolution. These amounts are included in regulatory fees and expenses for the year ended December 31, 2016.

Note 13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 2, 2017, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016 and 2015

	2016		2015	
AGGREGATE INDEBTEDNESS				
Other accrued expenses	$	30,676	$	81,323
Total aggregate indebtedness	$	30,676	$	81,323
Minimum required net capital	$	100,000	$	100,000
NET CAPITAL				
Stockholders' equity	$	351,130	$	258,685
Deductions:				
Furniture and office equipment, net of accumulated depreciation		18,584		24,806
Other assets		1,665		1,675
Haircuts on securities owned		1,414		2,840
Net capital		329,467		229,364
Minimum required net capital		100,000		100,000
Capital in excess of minimum requirement	$	229,467	$	129,364
Ratio of aggregate indebtedness to net capital		0.09 to 1		0.35 to 1

BARRETT & COMPANY

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016 and 2015**

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION As of December 31, 2016 and 2015

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2016 and 2015

SEGREGATION REQUIREMENTS   N/A

FUNDS ON DEPOSIT IN SEGREGATION   N/A

BARRETT & COMPANY

EXEMPTION REPORT

December 31, 2016

Barrett & Company

INVESTMENT SECURITIES

SINCE 1928

THE WILCOX BUILDING, 42 WEYBOSSET STREET, PROVIDENCE, RHODE ISLAND 02903 • 401 351-1000

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Barrett & Company is a broker/dealer registered with the SEC and FINRA.
- Barrett & Company claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016.
- Barrett & Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Barrett & Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016 without exception.
- Barrett & Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.



Wilson G. Saville, President